

December 15, 2014

Via E-mail
William H. Schmidt, Jr.
General Counsel
Enviva Partners, LP
7200 Wisconsin Ave, Suite 1000
Bethesda, MD 20814

> **Re: Enviva Partners, LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 3, 2014**
> **File No. 333-199625**

Dear Mr. Schmidt:

We have reviewed your amendment and your letter dated December 3, 2014, and we have the following comment.

Exhibits, page II-4

1. It appears that the exhibits and schedules to Exhibit 10.4 are missing. Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits and schedules. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision. Please advise.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: E. Ramey Layne, Vinson & Elkins LLP (*via e-mail*)